 OMB APPROVAL

OMB Number: 3235-0287

Expires: February 28, 2011

Estimated average burden

hours per response………11

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KENSINGTON LEASING, LTD.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4901110101

(CUSIP Number)

Merrimen Investments, Inc.

6399 Wilshire Blvd., Suite 507

Los Angeles, CA  90048

                                                Copies to:

Kenneth Eade

General Counsel, Kensington Leasing, Ltd.

6399 Wilshire Blvd. Suite 507

Los Angeles, CA  90048

(310) 275-3055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ¨.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 4901110101

1	NAMES OF REPORTING PERSON Merrimen Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 24,000,000 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 24,000,000 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 75.26% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Kensington Leasing, Ltd., a Nevada corporation (“Kensington”). Kensington’s principal executive offices are located at 1005 S. Center Street, Redlands, California 92373. Kensington’s telephone number at such address is (909) 708-4303.

Item 2.

Identity and Background

This Statement is filed by Merrimen Investments, Inc. (“Merrimen”) (the “Reporting Person”).  Merrimen, is a Wyoming corporation.

Page 2 of 4 Pages

During the last five years, Merrimen has not been convicted in any criminal proceeding nor has Merrimen been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On April 9, 2010, Kensington Leasing, Ltd. (the “Company”) entered into an Option Purchase Agreement with Merrimen Investments, Inc. in which the Company sold to Merrimen an option to purchase up to 24,000,000 shares of Common Stock for $0.08 per share, or an aggregate of $1,920,000 on or after October 1, 2010 (the Option to Purchase Common Stock).  Under the Option Purchase Agreement, Merrimen has two demand registration rights and unlimited piggyback registration rights with respect to all shares of Common Stock that it owns (including the shares acquired under the Option to Purchase Common Stock).  The warrant has not yet been exercised.  If the shares are exercised the source of funds to purchase the securities of the Company will come from the working capital of Merrimen.

The foregoing description of the Option Purchase Agreement and the Option to Purchase Common Stock Agreement and the transactions contemplated therein, do not purport to be complete and are qualified in their entirety by reference to the Option Purchase Agreement and the Option to Purchase Common Stock Agreement, attached to the Current Report on Form 8K filed for April 15, 2010 by the Company, as Exhibits 10.1, which is incorporated herein by reference.

The total cost of acquiring the option to purchase common stock pursuant to the Option Purchase Agreement was $200,000.  The total amount of funds required to purchase all securities under the Option to Purchase Common Stock Agreement, is $1,920,000.

Item 4.     Purpose of the Transaction

The purpose of the transaction is to invest in the Issuer and provide it with working capital.  Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.

     Interest in Securities of the Issuer.

(a)	Not applicable
(b)

The total shares as to which there is sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, will be up to 24,000,000 shares if and when the option is exercised.

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Page 3 of 4 Pages

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the Option Purchase Agreement and Option to Purchase Common Stock are incorporated herein by reference.  Except as disclosed in this Statement or as set forth in or contemplated in the Option Purchase Agreement and Option to Purchase Common Stock, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.

Materials to be Filed as Exhibits.

1.

The Option Purchase Agreement and Option to Purchase Common Stock dated April 9, 2010, between Merrimen Investments, Inc. and Kensington Leasing, Ltd., (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8K, as filed by Kensington Leasing, Ltd. with the SEC on April 15, 2010.

*

The Option Purchase Agreement and Option to Purchase Common Stock have been included to provide you with information regarding their terms. They are not intended to provide any other factual information about the Reporting Person. Such information can be found elsewhere in this Statement and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Option Purchase Agreement and Option to Purchase Common Stock may contain representations and warranties by the filing persons and the other parties to these agreements. The representations and warranties reflect negotiations between the parties to these agreements and, in certain cases, merely represent decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to these agreements and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosures to these agreements. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2010	By: /s/ Zirk Engelbrecht Merrimen Investments, Inc.

Page 4 of 4 Pages